RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

RECEIVED

2005 AUG -9 A 11:20

4 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

05010271

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Change in Boardroom for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0
Change in Boardroom
Ownership transfer to **RESORTS WORLD/EDMS/KLSE** on **04/08/2005 03:48:00 PM**
Submitted by **RESORTS WORLD** on **04/08/2005 05:10:59 PM**
Reference No **RW-050804-ABD1B**

Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **RESORTS WORLD BHD**
* Stock name	: **RESORTS**
* Stock code	: **4715**
* Contact person	: **TAN WOOI MENG**
* Designation	: **GROUP COMPANY SECRETARY**

* Date of change	: **04/08/2005**
* Type of change	: **Appointment**
* Designation	: **Director**
* Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	: **General (R) Tan Sri Dato' Seri Mohd Zahidi bin Haji Zainuddin**
* Age	: **57**
* Nationality	: **Malaysian**
* Qualifications	: **1. Master of Science (Defence and Strategic Studies) of Quaid-I-Azam University, Islamabad, Pakistan** **2. Senior Executive Program in National and International Security of Harvard University, USA** **3. Command and General Staff College, Philippines** **4. Joint Warfare, Australia** **5. Joint Services Staff College, Australia** **6. National Defence College, Pakistan**
* Working experience and occupation	: **a. Command. Various appointments at Battalion and Brigade, the General Officer Commanding of a Division and the Chief of Army.** **b. Staff. Brigade Major, Military Assistant to the Army Chief and the Defence Minister, UN Military Observer in Iraq (UNIIMOG), Aide-de-Camp to His Majesty The Yang DiPertuan Agong Sultan Azlan Shah, Assistant Chief of Staff (Inspectorate) and Assistant Chief of Staff (Human Resource) at the Army HQ as well as being the Deputy Chief of Army.** **c. Training. Deputy Commandant of the Royal Military College and the General Officer Commanding of the Army Training and Doctrine Command.**
* Directorship of public companies (if any)	: **Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**

* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
Remarks	:	